UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TNE: Shareholders approve maximum limits for
Interest on Capital – Fiscal Year 2007

Rio de Janeiro, Brazil – April 11, 2007 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), announced that, on a General Shareholders’ Meeting held today in Rio, its shareholders approved the management’s proposal of appropriation of Interest on Capital (“IOC”), throughout the fiscal year of 2007, for a total amount not to exceed R$600 million. The IOC declarations shall be announced by the Company’s management throughout the present year.

It has been clarified that the sum effectively credited to the shareholders as IOC will be imputed to the dividends that shall be distributed referring to the fiscal year of 2007.

José Luis Magalhães Salazar
Investors Relations Officer